UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2020

DIGITAL REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-32336	26-0081711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Four Embarcadero Center, Suite 3200 San Francisco, California	94111
(Address of principal executive offices)	(Zip Code)

(415) 738-6500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock	DLR	New York Stock Exchange
Series C Cumulative Redeemable Perpetual Preferred Stock	DLR Pr C	New York Stock Exchange
Series G Cumulative Redeemable Preferred Stock	DLR Pr G	New York Stock Exchange
Series I Cumulative Redeemable Preferred Stock	DLR Pr I	New York Stock Exchange
Series J Cumulative Redeemable Preferred Stock	DLR Pr J	New York Stock Exchange
Series K Cumulative Redeemable Preferred Stock	DLR Pr K	New York Stock Exchange
Series L Cumulative Redeemable Preferred Stock	DLR Pr L	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

Digital Realty Trust, Inc., a Maryland corporation (“DLR”), previously entered into a purchase agreement, dated as of October 29, 2019, as amended on January 23, 2020 (as it may be further amended or supplemented from time to time, the “Purchase Agreement”), by and among DLR, Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company organized under the laws of the Netherlands and an indirect subsidiary of DLR (“Buyer”), and InterXion Holding N.V., a public limited liability company organized under the laws of the Netherlands (“INXN”), pursuant to which Buyer commenced an exchange offer (the “Exchange Offer”) to purchase all of the outstanding ordinary shares of INXN, nominal value €0.10 per share (“INXN Shares”).

On March 9, 2020, DLR issued a press release announcing that, upon expiration of the initial offering period of the Exchange Offer, Buyer accepted the tender of 64,732,624 INXN Shares, representing approximately 83.3% of the outstanding INXN Shares on a fully-diluted and as-converted basis, and has commenced a subsequent offering period for the Exchange Offer, which expires at 12:01 a.m., New York City time, on March 12, 2020. The press release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release issued by Digital Realty Trust, Inc. dated March 9, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

On December 6, 2019, DLR filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement was declared effective by the SEC on January 27, 2020 and DLR has mailed a definitive proxy statement/prospectus to shareholders of DLR and DLR has caused its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, and INXN has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to Exchange Offer. The Exchange Offer for the INXN Shares referred to in this document commenced on January 29, 2020. The solicitation and offer to purchase the INXN Shares will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or INXN may file with the SEC and send to DLR’s stockholders or INXN’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DLR AND INXN TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INXN WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DLR, INXN AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and INXN with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website

(http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from INXN’s website (http://www.interxion.com) or by contacting INXN’s Investor Relations Department at (813) 644-9399.

Note Regarding Forward-Looking Statements

DLR cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, INXN and the combined company. These forward-looking statements include, among other things, statements about the Exchange Offer and completion of the proposed transactions contemplated by the Purchase Agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the risk that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and INXN operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and INXN. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its Registration Statement on Form S-4 filed with the SEC on December 6, 2019, including Amendment No. 1 to its Registration Statement on Form S-4 filed with the SEC on January 7, 2020 and Amendment No. 2 to its Registration Statement on Form S-4 filed with the SEC on January 24, 2020, its annual report on Form 10-K for the year ended December 31, 2019 and (ii) the documents INXN has filed with or furnished to the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 9, 2020

Digital Realty Trust, Inc.

By:	/s/ JOSHUA A. MILLS
Joshua A. Mills
Executive Vice President, General Counsel and Secretary

Exhibit 99.1

Digital Realty Achieves Minimum Condition in InterXion Exchange Offer

Subsequent Offering Period Commences

SAN FRANCISCO, CA – March 9, 2020 – Digital Realty (NYSE: DLR), a leading global provider of data center, colocation and interconnection solutions, announced today that 64,732,624 shares of InterXion (NYSE: INXN), representing approximately 83.3% of InterXion’s outstanding shares on a fully-diluted and as-converted basis, were validly tendered and not withdrawn prior to the expiration of the initial offering period at 12:01 a.m. EDT on March 9, 2020. As a result, the minimum condition for the exchange offer has been satisfied, and all validly tendered shares have been accepted. All closing conditions related to the completion of the post-offer reorganization have now been satisfied.

Subsequent Offering Period

Digital Realty also announced that the subsequent offering period has now commenced. InterXion shareholders who have not yet tendered their shares may still tender during the subsequent offering period, which will expire at 12:01 a.m. EDT on Thursday, March 12, 2020. No guaranteed delivery procedures apply. Any InterXion shares tendered during the subsequent offering period may not be withdrawn.

Treatment of Untendered Shares after the Exchange Offer

If less than 95% of the outstanding InterXion shares are acquired in the exchange offer, the post-offer reorganization will result in non-tendering holders of InterXion shares receiving shares of Digital Realty common stock (and/or cash in lieu of fractional shares of Digital Realty common stock) pursuant to a liquidation distribution (rather than the exchange offer). Non-tendering holders of InterXion shares who receive shares of Digital Realty common stock (and/or cash in lieu of fractional shares of Digital Realty common stock) pursuant to the liquidation distribution generally will be subject to a 15% Dutch dividend withholding tax.

If 95% or more of the outstanding InterXion shares are acquired in the exchange offer, Digital Realty will initiate Dutch compulsory acquisition proceedings, which will enable it to acquire the remaining shares against a cash amount as determined by a competent Dutch court. Non-tendering holders of InterXion shares who receive cash pursuant to Dutch compulsory acquisition proceedings will not be subject to 15% Dutch dividend withholding tax. However, this process may materially delay non-tendering InterXion shareholders’ receipt of this cash consideration.

Non-Tradability and Limited Transferability of Shares After the Subsequent Offering Period

Promptly after the subsequent offering period expires, shares held by non-tendering InterXion shareholders will cease to be tradable on any national stock exchange and may be subject to additional transfer restrictions, including potentially requiring a Dutch notarial deed of transfer. Please refer to the offer to purchase for more information and a full description of the summaries above.

About Digital Realty

Digital Realty (NYSE: DLR) supports the data center, colocation and interconnection strategies of customers across the Americas, EMEA and APAC, ranging from cloud and information technology services, communications and social networking to financial services, manufacturing, energy, healthcare and consumer products. To learn more about Digital Realty, please visit digitalrealty.com or follow us on LinkedIn, Twitter, Facebook, Instagram and YouTube.

For Additional Information

Andrew P. Power

Chief Financial Officer

Digital Realty

(415) 738-6500

Investor Relations

John J. Stewart

(415) 738-6500

InvestorRelations@digitalrealty.com

Media Inquiries

John Christiansen / Reze Wong / Celia de Pentheny O’Kelly

Sard Verbinnen & Co

(415) 618-8750

DigitalRealty-SVC@SARDVERB.com

Additional Information and Where to Find It

On December 6, 2019, Digital Realty filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, dated as of October 29, 2019, as amended, among Digital Realty, InterXion Holding N.V. and Digital Intrepid Holding B.V. (“Buyer”), a subsidiary of Digital Realty, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement was declared effective by the SEC on January 27, 2020. Digital Realty has mailed a definitive proxy statement/prospectus to shareholders of Digital Realty and Digital Realty has caused Buyer to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC on January 29, 2020. InterXion filed a Solicitation / Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer on January 29, 2020. The solicitation and offer to purchase InterXion shares will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement / prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or InterXion may file with the SEC and send to Digital Realty’s stockholders or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER

TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and InterXion with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (http://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Note Regarding Forward-Looking Statements

Digital Realty cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Digital Realty, InterXion and the combined company. These forward-looking statements include, among other things, statements about the offer and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the risk that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Digital Realty and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of Digital Realty and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) Digital Realty’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2019 and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of Digital Realty’s management as of the date hereof. Except to the extent required by applicable law, Digital Realty undertakes no obligation to update or revise any forward-looking statement.